

September 22, 2006

Mr. Randy C. Martin
Chief Financial Officer, Spartech Corporation
120 S. Central Ave, Suite 1700
Clayton, MO 63105

Re: **Spartech Corproation**
Form 10-K for the fiscal year ended October 29, 2005
Form 10-Q for the quarter ended July 29, 2006
File No. 1-5911

Dear Mr. Martin:

We have reviewed your response to our letters dated August 2, 2006 and August 28, 2006 and have the following comments. We ask that you respond by October 6, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended October 29, 2005

Note 5 – Fixed Asset Charge, page 40

1. At this time we have no further comments regarding the fixed asset charge, pending the review of your Form 10-K/A.

Note 17 – Segment Information, page 50

2. We note your response to prior comment two, and appreciate the additional information you have provided. It continues to appear to us that each "component" of your segments is an operating segment as defined in paragraph 10 of SFAS 131. We note that you believe that your components are not operating segments because "these reports help explain the results of our segments, not as a basis for assessing or analyzing the performance of each component itself". It appears to us that this represents a semantic distinction that does not eliminate certain clear factors indicating that the components are operating segments. In particular:

- Each component engages in business activities from which it may earn revenues and incur expenses. We direct you to sections I, II, III, IV and V of the Spartech Corporation Monthly Reporting Package. Included therein are sales, material margins, gross margins and operating earnings. This information is provided in considerable detail, See section V.;
- Discrete financial information is available. See above;
- The CODM regularly reviews this information to make decisions about resources to be allocated to the components and assess their performance;

We assume that you agree with the first two points, but may have a different opinion regarding the third. We note that the Spartech Corporation Monthly Reporting Package is regularly provided to the CODM. This fact leads to the conclusion that it is intended for him and as such it is intended for him to "review". You indicated that each segment manager is responsible for presenting transactions, projects or initiatives that meet certain return expectations for his segment and that this may require an integration of several segment components to accomplish these objectives. It appears to us that there are distinct differences between each component even when reviewing these objectives. We also note that in order to discuss the performance of the segment which the managers are responsible they need to refer to events and fluctuations of the component parts, which leads us to believe that these components are effectively being evaluated separately.

It is not essential that this information be the only method in which the components are assessed in how resources are allocated, but it seems clear that the performance of each component is an element of assessing performance and considering transactions, projects or initiatives that meet certain return expectations, and therefore are used in resource allocation.

We also note that you intend to revise the reporting provided in your Board Package; however, revising this information does not change what has already been reported and how you have traditionally viewed your business and used the component level information to manage and allocate your resources. Not withstanding the above, we also believe that changing the information provided to the Board does not clearly indicate that the component information will not be used to manage your business and allocate your resources. For example, considering the overall nature of your business and the method of managing it, we would assume that the definition of the CODM would have to be expanded in that event and the components would remain your operating segments as defined in SFAS 131. See paragraph 12.

We ask that you reconsider your current views as it appears that your components are operating segments.

Form 10-Q for the period ended July 29, 2006

Item 4. Controls and Procedures, page 25

3. We note that based upon your evaluation of disclosure controls and procedures, "the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings." Revise future filings to clarify, if true, that your certifying officers have also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified under the SEC's rules and forms.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant